Filed by: Enel Chile S.A. (Commission File No. 001-37723)
pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company: Enel Generación Chile S.A. (Commission File No. 001-13240)
Form F-4 Registration No. 333-221156

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE CHAIRMAN OF THE BOARD OF DIRECTORS.

Santiago, November 14, 2017

Directed to the

Shareholders of Enel Chile S.A.

Ref: Individual Statement regarding the Corporate Reorganization of Enel Chile, Enel Generación and Enel Green Power

Dear Shareholders,

As Chairman of the Board of Directors of Enel Chile S.A. (“Enel Chile”), pursuant to the requirements of the last paragraph of Article 147 No 5 of the Corporations Law N° 18,046, I hereby state my individual opinion regarding the contribution of the Reorganization (the “Reorganization”) involving Enel Chile, Enel Generación and Enel Green Power (as described below) to the company’s best interest.

Enel Chile’s Board of Directors, at a meeting held August 25, 2017, took note that I have an interest in the Reorganization as defined by Article 147 of the Corporations Law because I was elected as a director with the votes of the controlling shareholder.

I.              GENERAL CONSIDERATIONS

(i) The Board of Directors, at a meeting held August 25, 2017, agreed to formally begin the Reorganization described below. In the same meeting the Board agreed that the Reorganization would be subject to the rules established by Title XVI of the Corporations Law N° 18,046 as a related party transaction. Within this context, the Board acknowledged that board members Mr. Herman Chadwick Piñera, Mr. Giulio Fazio, Mr. Vincenzo Ranieri, Mr. Salvatore Bernabei, Mr. Fernán Gazmuri Plaza and Mr. Pablo Cabrera Gaete had been elected as directors with the votes of the controlling shareholder and therefore had a special interest in the Reorganization as defined by Article 147 of the Corporations Law N° 18,046. Therefore, having only one board member without an interest in the Reorganization, the process proceeded according to Article 147 No 5 of the Corporations Law No 18,046.

(ii) Enel Chile sent a letter dated July 3, 2017 to Enel SpA, the ultimate controlling shareholder of Enel Chile, Enel Generación Chile S.A (“Enel Generación”) and Enel Green Power Latin America S.A. (‘Enel Green Power”), regarding the Reorganization. Enel SpA, responded with a letter dated August 25, 2017, stating that the Reorganization would be supported by Enel SpA provided that, at least the following conditions were met: (i) the Reorganization must be carried out on arm’s length terms, taking into consideration the renewable energy growth expectations for Chile; (ii) it must lead to an increase in Enel Chile’s earnings per share; (iii) Enel SpA’s ownership share of Enel Chile, when the process concludes, must be similar to its current ownership percentage, and it must at all times, be Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in Enel Chile’s bylaws; and (iv) once the process concludes, Enel Generación must no longer be subject to Title XII of DL 3,500/1980, and the shareholder concentration limit restrictions and other restrictions must have been eliminated from its bylaws.

Consequently, the following are the Reorganization’s main stages and proposed terms (although other terms and conditions may possibly be agreed upon in the respective shareholders’ meetings of Enel Chile, Enel Generación and Enel Green Power to approve the Reorganization):

 (a)          A merger by incorporation of Enel Green Power Latin America S.A. (“Enel Green Power”) by Enel Chile, meaning the dissolution of Enel Green Power being absorbed by Enel Chile (“Merger”). The latter will acquire all assets, liabilities and equity of the first and succeed it in its rights and responsibilities. The shareholders and equity of Enel Green Power will be incorporated to Enel Chile resulting in its full dissolution.

(b)           A public tender offer (PTO) targeting Enel Generación, offering all shareholders to buy up to 100% of the outstanding shares of the company.  The Enel Generación PTO is a cash tender offer for all outstanding shares. However, as determined by the SVS in its Official Letter N° 27,562 dated October 13, 2017, the procedure of the Enel Generación PTO contemplates that the shareholders who accept the PTO must use a portion of the payment they receive to purchase common shares of Enel Chile.  To do so, Enel Chile will automatically deduct such portion of the PTO price as payment for the subscription of such common shares. The remaining portion of the PTO price will be paid in cash to Enel Generación shareholders on the Enel Generación PTO payment date. The implementation of the PTO and its success will depend on several conditions, such as, the approval of an amendment to the bylaws of Enel Generación and that Enel Chile reaches an ownership share of Enel Generación that exceeds 75%.

In this same context, Enel Chile sent an Inquiry to the Superintendence of Pensions (“SP”) dated October 24, 2017.  The SP responded through Letter N° 24,211 confirming that Pension Funds are permitted to purchase Enel Chile common stock as required by the Enel Generación PTO, and that a portion of cash received for the Enel Generación shares tendered in the PTO may be accounted for as payment to subscribe for such Enel Chile common stock, provided that the acceptance procedure of the PTO ensures that the subscription and delivery of Enel Chile common stock take place at the same time as the transfer and payment of the Enel Generación shares tendered in the PTO (delivery versus payment).

(c)           The approval of a capital increase in Enel Chile (the “Enel Chile Capital Increase”) to issue a sufficient number of shares to be delivered to the shareholders of Enel Generación within the context of the Enel Generación PTO.

(d)           An amendment to the bylaws of the Enel Generación, as a condition to the success of the PTO and therefore of the Reorganization, to eliminate limitations and restrictions established by Title XII of D.L. 3,500, including, but not limited to, the restriction on a single shareholder holding more than 65% of the capital with voting rights of Enel Generación (the “Amendment to Enel Generación Bylaws”).

(e)           The implementation of each action or stage of the Reorganization will be subject to certain conditions, which are described in the document entitled “Terms of the Reorganization” available to the shareholders of Enel Chile.

(iii)          The Board of Directors appointed Larraín Vial Servicios Profesionales Limitada (“Larraín Vial”) as Enel Chile’s independent evaluator for the Reorganization. Similarly, the Directors’ Committee appointed Econsult Capital (“Econsult”) as additional independent evaluator for the Reorganization. Pursuant to the rules related to corporate mergers, the Board of Directors appointed Mr. Oscar Molina as independent appraiser (hereafter the “Appraiser”) to perform a valuation of the companies merging and determine the merger exchange ratio.

In compliance with the abovementioned, on November 3, 2017, Larraín Vial presented its report to the Board of Enel Chile (the “Larraín Vial Report”). The report concludes that based on the information received and the analyses performed, the Reorganization, as described in the report, is in Enel Chile’s best interest.

They also state that the trading prices of the Enel Chile shares and the Enel Generación shares have been above the comparable local shares and above or in line with the local market from the date of the Reorganization announcement until the date the Larraín Vial Report was issued, confirming that the market has a positive view of the Reorganization.

Larraín Vial’s estimates the following price ranges and exchange ratio ranges for the Reorganization:

-   Price of the PTO: between Ch$ 534 and Ch$ 586 per Enel Generación share.

-   Price of Enel Chile (PTO and Merger): between Ch$ 80.2 and Ch$ 86.6 per Enel Chile share.

-   PTO Exchange ratio:  between 6.38 and 7.01 Enel Chile shares for each Enel Generación share.

-   % of PTO paid in cash: between 57.0% and 62.6% based on the price of the PTO

-   Price of Enel Green Power:  between US$ 1,653 million and US$ 1,880 million

-   Merger Exchange ratio: between 15.04 and 17.31 Enel Chile shares for each Enel Green Power share.

Econsult also presented its report (the “Econsult Report”) to the Directors’ Committee of Enel Chile on November 3, 2017. Among its conclusions, Econsult states that the joint implementation of : (i) the merger by incorporation of Enel Green Power, and (ii) the public tender offer targeting Enel Generación would be beneficial to Enel Chile, considering the strategic rationale of the transactions and the potential impact they may have on Enel Chile.

For the Reorganization to be in the best interest of Enel Chile, Econsult believes the merger exchange ratio should be between 14.23 and 17.05 Enel Chile shares for each Enel Green Power share, the price of the Enel Generación shares should be between Ch$ 537 and Ch$ 595 per share and the PTO exchange ratio should be between 6.60 and 7.08 Enel Chile shares for each Enel Generación share.

The Appraiser also presented its report (the “Appraiser Report”) to the Board of Enel Chile on November 3, 2017.  Among the estimates included in the Appraiser Report, the merger exchange ratio is worth highlighting. Mr. Molina determined an exchange ratio of 13.4 Enel Chile shares for each Enel Green Power share for the baseline scenario, within an exchange ratio range between 12.5 to 15.8 Enel Chile shares for each Enel Green Power share.

(iv)          The Directors’ Committee presented its report on November 9, 2017 stating its opinion regarding the Reorganization. In such report, Enel Chile’s Directors’ Committee agrees with the independent evaluators, and states that the Reorganization would be on arm’s length terms, provided the terms of the exchange are within the following ranges:

-   Price of an Enel Generación share is between Ch$ 570 and Ch$ 595 per share.

-   PTO Exchange ratio is between 7.0 and 7.5 Enel Chile shares for each Enel Generación share.

-   Merger Exchange ratio is between 14.5 and 17.2 Enel Chile shares for each Enel Green Power share.

III.            OPINION

Considering the terms and conditions disclosed by Enel Chile’s Board of Directors to the public in general, my knowledge of the Company and the content of the reports prepared by Larraín Vial, Econsult, the Appraiser and the Directors’ Committee, I believe the equity value of the companies involved in the Reorganization, as well as the price and exchange ratio ranges proposed are reasonable estimates of value, price and exchange ratios for the Reorganization. Both reports of Larraín Vial and Econsult include certain considerations (some were highlighted in this document) that allow me to say that the Reorganization would be beneficial to the shareholders of Enel Chile.

Therefore, based on the reports and respective conclusions previously mentioned, I believe the Reorganization is beneficial to Enel Chile and its shareholders and consequently in their best interest.

I call your attention to that the fact that I state my opinion as a board member of the Company, in compliance with the Law, and therefore it is every shareholder’s responsibility to evaluate and be advised independently on their participation and vote at Enel Chile’s extraordinary shareholders meeting convened to approve the Reorganization.

Sincerely,

_________________________________

Herman Chadwick Piñera

Chairman of the Board of Directors

 Enel Chile S.A.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD MEMBER.

Santiago, November 14, 2017

Directed to the

Shareholders of Enel Chile S.A.

Ref: Individual Statement regarding the Corporate Reorganization of Enel Chile S.A. and the best interest of Enel Chile and its shareholders

Dear Sirs and Madams,

As a board member of Enel Chile S.A. (“Enel Chile”), pursuant to the Article 147 of the Corporations Law N°18,046, I hereby state my opinion regarding the contribution of the Reorganization (as described below) to the Company’s and its shareholders’ best interest. I state my opinion without prejudice to the responsibility of each shareholder to evaluate and be advised independently on his or her participation and vote in the extraordinary shareholders’ meeting convened to decide on the Reorganization.

According to articles 44 and 147 of Law N°18,046, I point out that I have an interest in the Reorganization because I was elected a member to the Board of Directors with the votes of the controlling shareholder. I informed this to the Board of Directors in the meeting held on August 25, 2017. However, I do not own any shares, either directly or indirectly, of any company involved in the Reorganization, i.e., Enel Chile, Enel Generación Chile S.A., or Enel Green Power Latin America S.A.

1.       GENERAL INFORMATION

         i.            Enel Chile submitted a letter dated July 3, 2017, regarding the Reorganization to Enel SpA, as the final controlling shareholder of Enel Chile, Enel Generación Chile and Enel Green Power.  Enel SpA responded through a letter dated August 25, 2017, stating that the Reorganization could be supported by Enel SpA provided that, at least the following conditions were met: (i) the Reorganization must be carried out on arm’s length terms, taking into consideration the renewable energy growth expectations for Chile; (ii) the transaction must lead to an increase in Enel Chile’s earnings per share; (iii) Enel SpA’s ownership share of Enel Chile, when the process concludes, must be similar to its current ownership percentage, and it must at all times, be Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in Enel Chile’s bylaws; and (iv) once the process concludes, Enel Generación must no longer be subject to Title XII of DL 3,500/1980, and the shareholder concentration limit restrictions and other restrictions must have been eliminated from its bylaws.

        ii.            In accordance with the response received from Enel SpA referred to in the previous paragraph, Enel Chile’s Board of Directors, at a meeting held on August 25, 2017, agreed to begin the reorganization process (“Reorganization”) described below submitting it to the approval procedures of a related party transaction as determined by Title XVI of the Corporations Law.  In the same Board of Directors meeting, it was noted that board members Mr. Herman Chadwick Piñera, Mr. Giulio Fazio, Mr. Vincenzo Ranieri, Mr. Salvatore Bernabei, Mr. Fernán Gazmuri Plaza and Mr. Pablo Cabrera Gaete had an interest in the Reorganization according to article 147 of the Corporations Law. Therefore, considering only one board member did not have an interest in the Reorganization, the procedure continued according to requirements of article 147 No 5 of the Corporations Law.

      iii.            Based on the information disclosed by the Board and the terms included in the document entitled “Terms of the Reorganization”, the Reorganization is comprised of the following stages or actions:

(a) A merger by incorporation of Enel Green Power Latin America S.A. (“Enel Green Power”) by Enel Chile (the “Merger”). Consequently, Enel Green Power will dissolve and be absorbed by Enel Chile, which will receive all of Enel Green Power’s assets, liabilities and equity, and also its rights and responsibilities. As a result of this merger, Enel Green Power will dissolve without the need of a liquidation as its shareholders will become Enel Chile shareholders.

(b) A public tender offer to be carried out by Enel Chile to acquire up to 100% of the shares of Enel Generación Chile S.A. (“Enel Generación”) not already owned by Enel Chile (“Enel Generación PTO”).  The Enel Generación PTO will be open for a period of at least 30 days beginning the date of its initial announcement.

The Enel Generación PTO will pay the shareholders who accept the offer a price in cash for their shares. However, as confirmed by the Superintendence of Securities and Insurance in its Official Letter N°27,562 dated October 13, 2017, the Enel Generación PTO is requires the shareholders who accept the offer to apply a portion of the payment to be received to subscribe and pay for newly issued Enel Chile shares. To do so, Enel Chile will automatically deduct such portion of the Enel Generación PTO price, determined by the terms of the Enel Generación PTO, as payment for the subscription of the newly issued Enel Chile shares. The remaining portion of the Enel Generación PTO price will be paid in cash to Enel Generación shareholders on the Enel Generación PTO payment date.

Within this framework, in addition to transferring shares and delivering them along with other normal PTO related acceptance documentation, the shareholders of Enel Generación who accept to sell their shares in the Enel Generación PTO must sign a first issue share subscription contract including the price and number of shares as stated in the initial announcement and prospectus of the Enel Generación PTO, authorizing Enel Chile or the Enel Generación PTO administrator to perform the payment referred to previously. Regarding Pension Fund Administrators and Mutual Fund Administrators, acting on behalf of the funds they manage, and other institutional investors that maintain the investments in their name until they are sold, the Enel Generación PTO acceptance procedure will ensure that the subscription and delivery of newly issued Enel Chile shares is conducted at the same time as the transfer and payment of the Enel Generación shares sold in the Enel Generación PTO (delivery against payment). The procedure will be in accordance with Letter N°24,211 received from the Superintendence of Pensions dated October 24, 2017.

(c) A capital increase to issue sufficient shares to be subscribed by the shareholders of Enel Generación who accept to sell their shares in the Enel Generación PTO. As determined by law, the preemptive subscription period will begin once the new shares issued, as a result of the capital increase, have been registered in the Securities Registry of the Superintendence of Securities and Insurance. Enel Chile’s new shares that are available after the preemptive subscription period has ended, will be used to deliver Enel Chile shares to the Enel Generación shareholders that sell their shares in the Enel Generación PTO.

(d) An amendment to the bylaws of Enel Generación to eliminate limitations and restrictions established by Title XII of D.L. 3,500 including, but not limited to, the restriction on a shareholder holding more than 65% of the capital with voting rights of Enel Generación.

      iv.            The implementation of the actions or stages of the Reorganization depend on certain conditions described in the document entitled “Terms of the Reorganization” available to Enel Chile shareholders. If the conditions detailed in the document are met, the effects of the actions involved in the Reorganization will occur on the same date

        v.            The laws that govern the Reorganization (particularly the Merger and the Enel Generación PTO) establish that the Board of Directors must appoint an independent appraiser and an independent evaluator, and empower the Directors’ Committee to appoint an additional independent evaluator, all to present reports related to certain terms and conditions of the Reorganization. Therefore, Econsult Capital was appointed by the Directors’ Committee and Larraín Vial Servicios Profesionales Limitada (“Larraín Vial”) was appointed by the Board of Directors, both as independent evaluators of Enel Chile in connection with the Reorganization. Regarding the independent appraiser required by the rules that govern corporation mergers, the Board of Directors appointed Oscar Molina as an independent appraiser who must calculate the value of the each company merging and the corresponding exchange ratio.

2. REPORTS REGARDING THE REORGANIZATION

(i)            Report prepared by Econsult Capital

The report presented by Econsult describes and set out it views on the terms and conditions of the Reorganization.  It also refers to Reorganization’s expected benefits and potential effects on the Company and its shareholders. The report includes the valuation of the companies directly involved in the Reorganization, describes the valuation methods used, and obtains the following prices and exchange ratios for the Reorganization:

-   The price of the Enel Generación share is between Ch$ 537 and Ch$ 595 per share.

-   Exchange ratio is between 6.60 and 7.08 Enel Chile shares for each Enel Generación share.

-   Exchange ratio is between 14.23 and 17.05 Enel Chile shares for each Enel Green Power share.

(ii)           Report prepared by Larraín Vial

Similar to Econsult Capital’s report, Larraín Vial’s report performs an extensive analysis of the Reorganization, its main terms, conditions and potential benefits. It reaches the following price and exchange ratio ranges for the Reorganization:

-   Price of an Enel Generación share is between Ch$ 534 and Ch$ 586 per share.

-   Exchange ratio is between 6.38 and 7.01 Enel Chile shares for each Enel Generación share.

-   Exchange ratio is between 15.04 and 17.31 Enel Chile shares for each Enel Green Power share.

(iii)          Report prepared by Oscar Molina

Mr. Oscar Molina’s report presents the valuation of Enel Chile and Enel Green Power and includes Enel Chile’s proforma balance sheet after the Merger.  It also estimates the Merger’s baseline scenario exchange ratio to be 13.4 Enel Chile shares for each Enel Green Power share and estimates an exchange ratio range of 12.5 to 15.8 Enel Chile shares for each Enel Green Power share.

(vi)          Report prepared by the Directors’ Committee

The Directors’ Committee report concludes that the Reorganization would be carried out on arm’s length terms, provided its exchange ratios are within the following ranges:

-   Price of an Enel Generación share is between Ch$ 570 and Ch$ 595 per share.

-   Exchange ratio is between 7.0 and 7.5 Enel Chile shares for each Enel Generación share.

-   Exchange ratio is between 14.5 and 17.2 Enel Chile shares for each Enel Green Power share.

3. BENEFITS EXPECTED FROM THE REORGANIZATION

Having reviewed the reports mentioned in the previous section, and the potential benefits identified by Larraín Vial, Econsult Capital, Oscar Molina and the Directors’ Committee, in my opinion, the Reorganization will benefit Enel Chile and its shareholders in the following ways:

-   Enel Chile will be the leading company in the electricity generation (conventional and renewable) and distribution industries in Chile.

-   Minority shareholder interests will align with controlling shareholder interests.

-   The holding discount the market currently applies to Enel Chile could potentially decline.

4. CONTRIBUTION OFTHE REORGANIZATION TO ENEL CHILE’S BEST INTEREST

Based on the expected benefits of the Reorganization and the conclusions, valuations and estimates included in the reports described previously, in my opinion, the Reorganization will be beneficial to Enel Chile and its shareholders and contribute to their best interest.

I consider the valuations of the companies directly involved in the Reorganization, and also the prices and related exchange ratio ranges proposed in the reports are reasonable from an economic perspective, given the methodologies applied and the analysis performed by those that prepared the reports.

I think the exchange ratios proposed for the Reorganization are reasonably similar to those presented by the independent evaluators’ and independent appraiser’s reports.

_________________________________

Vicenzo Ranieri

Board member

 Enel Chile S.A.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD MEMBER.

Santiago, November 14, 2017

Directed to the

Shareholders of Enel Chile S.A.

Ref: Individual Statement regarding the Corporate Reorganization of Enel Chile S.A.

Dear Sirs and Madams,

As a board member of Enel Chile S.A. (“Enel Chile”), pursuant to the Corporations Law N°18,046, I hereby state my individual opinion regarding the contribution of the corporate reorganization (the “Reorganization”), as it is described below, to the best interest of Enel Chile.

2.       DESCRIPTION OF THE REORGANIZATION

(i)         The Reorganization involves the merger by incorporation of Enel Green Power Latin America S.A. (“Enel Green Power”) by Enel Chile (the “Merger”). Consequently, Enel Green Power will dissolve and be absorbed by Enel Chile, which will receive all of Enel Green Power’s asset, liabilities and equity, and also its rights and responsibilities.

(ii)        The Reorganization also involves a public tender offer by Enel Chile to acquire up to 100% of the outstanding shares of Enel Generación Chile S.A. (“Enel Generación”) not already owned by Enel Chile (“Enel Generación PTO”).  The Enel Generación PTO will offer the shareholders who accept the offer a price in cash for their shares. However, as confirmed by the Superintendence of Securities and Insurance  (‘SVS” in its Spanish acronym), in Official Letter N°27,562 dated October 13, 2017, the Enel Generación PTO requires the shareholders who accept the offer to apply a portion of the payment to be received to subscribe and pay for newly issued Enel Chile shares.  To implement this requirement, Enel Chile will automatically deduct such portion of the Enel Generación PTO price as payment for the subscription of the newly issued Enel Chile shares. The remaining portion of the Enel Generación PTO price will be paid in cash to Enel Generación shareholders on the Enel Generación PTO payment date. The implementation of the Enel Generación PTO and its success will depend on several conditions, such as, the approval of an amendment to the Bylaws of Enel Generación and that Enel Chile owns more than a 75% interest in Enel Generación.

(iii)      With regard to the previous point, Enel Chile shareholders must approve a capital increase of Enel Chile to have a sufficient number of shares to be delivered to the shareholders of Enel Generación who decide to sell their shares in the Enel Generación PTO (the “Enel Chile Capital Increase”).

(iv)      Enel Generación shareholders must also approve an amendment to the bylaws of Enel Generación agreeing to eliminate limitations and restrictions established by Title XII of DL 3,500/1980, including, but not limited to, the restriction on a single shareholder holding more than 65% of the capital with voting rights of Enel Generación (the “Amendment to Enel Generación Bylaws”).

(v)        The implementation of each action involved in the Reorganization will be subject to certain conditions, which are all described in the document entitled “Terms of the Reorganization”. The conditions are all related to each other, so that, the success of the Reorganization depends on the implementation of each and every one of them.

(vi)      Enel SpA, as the ultimate controlling shareholder of Enel Chile, Enel Generación and Enel Green Power, sent a letter dated August 25, 2017, stating that the Reorganization would be supported by Enel SpA provided that, at least the following conditions were met: (i) the Reorganization must be carried out on arm’s length terms, taking into consideration the renewable energy growth expectations for Chile; (ii) the Reorganization must lead to an increase in Enel Chile’s earnings per share; (iii) Enel SpA’s ownership share of Enel Chile, when the process concludes, must be similar to its current ownership percentage, and it must at all times be Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in Enel Chile’s bylaws; and (iv) once the process concludes, Enel Generación must no longer be subject to Title XII of DL 3,500/1980, and the shareholder concentration limit restrictions and other restrictions thereunder must have been eliminated from its bylaws.

(vii)     The SVS and the Superintendence of Pensions (“SP”) were consulted on various matters regarding the Reorganization’s structure. Such regulatory bodies confirmed the requests in the inquiries, and the responses of both the SVS and the SP are reflected in the Reorganization’s structure. The detail of the inquiries and respective responses are available on Enel Chile’s website and on the SVS website.

3.       RELEVANT INFORMATION TO ISSUE MY OPINION

(i)         Independent Appraiser Report of Oscar Molina

Mr. Oscar Molina was appointed by the Board of Directors in the meeting held on August 30, 2017 as independent appraiser to prepare a report regarding the value of the companies merging and the corresponding exchange ratio based on the provisions of articles 156 and 168 of the Corporations Law N°18,046.

His report, presented on November 3, 2017, determined an exchange ratio range of 12.5 to 15.8 Enel Chile shares for each Enel Green Power share and specifically suggested 13.4 Enel Chile shares for each Enel Green Power share as the baseline scenario exchange ratio.

Mr. Oscar Molina’s report includes estimates of the value of each merging company and the proforma balance sheet of the surviving entity, all to be used as information for directors to define their individual opinion on the Reorganization.

(ii)        Independent Evaluator Reports

The Board of Directors in its meeting held on August 25, 2017 noted that board members Mr. Herman Chadwick Piñera, Mr. Giulio Fazio, Mr. Vincenzo Ranieri, Mr. Salvatore Bernabei, Mr. Fernán Gazmuri Plaza and Mr. Pablo Cabrera Gaete had an interest in the Reorganization according to article 147 of the Corporations Law N°18,046.

Consequently, having only one board member without an interest in the Reorganization, an independent evaluator (Larraín Vial Servicios Profesionales Limitada – “Larraín Vial”) was appointed in accordance with article 147 No 5 of the Corporations Law No 18,046. An additional independent evaluator was appointed by the Directors’ Committee (Econsult Capital).

Both independent evaluators concluded that they expect numerous benefits for Enel Chile and its shareholders from the Reorganization, such as, a reduction in the existing holding discount, the alignment of interests in one investment vehicle, the participation in a growth market that is becoming increasingly important, the incorporation of renewable energy generation technologies and greater liquidity for Enel Chile shares.

Larraín Vial’s report presents the following price ranges and exchange ratio ranges for the Reorganization:

-   Price of an Enel Generación share is between Ch$ 534 and Ch$ 586 per share.

-   Exchange ratio is between 6.38 and 7.01 Enel Chile shares for each Enel Generación share.

-   Exchange ratio is between 15.04 and 17.31 Enel Chile shares for each Enel Green Power share.

Econsult Capital presented the following price ranges and exchange ratio ranges for the Reorganization:

-   The price of an Enel Generación share is between Ch$ 537 and Ch$ 595 per share.

-   Exchange ratio is between 6.60 and 7.08 Enel Chile shares for each Enel Generación share.

-   Exchange ratio is between 14.23 and 17.05 Enel Chile shares for each Enel Green Power share.

(iii)      Directors’ Committee Report

The Directors Committee issued a report regarding the Reorganization on November 9, 2017. The Committee concluded that the Reorganization would be carried out on arm’s length terms provided the price and exchange ratios are within the following ranges:

-   Price of an Enel Generación share is between Ch$ 570 and Ch$ 595 per share.

-   Exchange ratio is between 7.0 and 7.5 Enel Chile shares for each Enel Generación share.

-   Exchange ratio is between 14.5 and 17.2 Enel Chile shares for each Enel Green Power share.

4.       STATEMENT AND OPINION REGARD THE REORGANIZATION

I have an interest in the Reorganization because I was elected at the ordinary shareholders’ meeting held April 28, 2016, with the votes of the controlling shareholder. However, I do not own any Enel Chile shares, either directly or indirectly.

Having properly reviewed the information identified in the previous section, I consider the most relevant benefits of the Reorganization for Enel Chile and its shareholders to be the following:

-   The consolidation of Enel Chile as the leading company in electricity generation and distribution industries in Chile.

-   Participating in the growing renewable energy business.

-   Optimization of Enel Chile’s capital structure.

-   Potential reduction of the holding discount currently applied to Enel Chile

Based on these benefits and the reports and information described previously, in my opinion, the Reorganization would contribute to the best interest of Enel Chile and its shareholders.

_________________________________

Salvatore Bernabei

Board member

Enel Chile S.A.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD MEMBER.

Santiago, November 14, 2017

Directed to

Shareholders of Enel Chile S.A.

Ref: Individual Statement regarding the Corporate Reorganization of Enel Chile S.A.

Dear Sirs and Madams,

As a board member of Enel Chile S.A. (“Enel Chile”), pursuant to Article 147 No 5 and 6 of the Corporations Law N°18,046, I hereby state my opinion regarding the contribution of the reorganization (the “Reorganization”), as it is described below, to the best interest of Enel Chile.

A. General information about the Reorganization

1. On August 25, 2017, Enel Chile’s Board of Directors agreed to begin the Reorganization process and promptly informed the Superintendence of Securities and Insurance  (“SVS” in its Spanish acronym), the stock exchanges and the public in general by submitting a significant event. Such significant event included a description of the Reorganization that was being analyzed and developed and noted that the Board had unanimously decided that the Reorganization, as a whole, would be treated as a related party transaction. Within this context, the Board of Directors of Enel Chile noted that board members Mr. Herman Chadwick Piñera, Mr. Giulio Fazio, Mr. Vincenzo Ranieri, Mr. Salvatore Bernabei, Mr. Fernán Gazmuri Plaza and Mr. Pablo Cabrera Gaete had been elected with the votes of the controlling shareholder and therefore had an interest in the Reorganization. Consequently, having only one board member without an interest in the Reorganization, the process proceeded in accordance with article 147 No 5 of the Corporations Law.

2. All discussions between Enel Chile and Enel SpA related to the Reorganization were previously disclosed to the public.  All such communications were also submitted as confidential letters to the SVS. Enel SpA, the ultimate controlling shareholder of the Enel Chile group of companies, stated that the Reorganization would be supported by Enel SpA provided that at least the following conditions were met: (i) the Reorganization must be carried out on arm’s length terms, taking into consideration the renewable energy growth expectations for Chile; (ii) the Reorganization must lead to an increase in Enel Chile’s earnings per share; (iii) Enel SpA’s ownership share of Enel Chile, when the process concludes, must be similar to its current ownership level, and it must at all times be Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in Enel Chile’s bylaws; and (iv) once the process concludes, Enel Generación must no longer be subject to Title XII of DL 3,500/1980, and the shareholder concentration limit restrictions and other restrictions thereunder must have been eliminated from its bylaws.

3. The Reorganization is composed of a series of actions that cannot be considered individually, separate from the rest. Therefore, each step or action of the Reorganization will be subject to having met certain conditions, namely, that each other step become effective. As a consequence, the Reorganization will only be a success once each and every action is implemented. Each action is subject to specific conditions that are all described in detail in the document entitled “Terms of the Reorganization” that will be available to shareholders before the shareholders’ meeting convened to vote on the Reorganization.

4. The Reorganization is composed of the following actions: (a) the merger by incorporation of Enel Green Power Latin America S.A. (“Enel Green Power”) by Enel Chile (the “Merger”); (b) a public tender offer of shares by Enel Chile to acquire up to 100% of the outstanding shares of Enel Generación Chile S.A. (“Enel Generación”) not already owned by Enel Chile (“Enel Generación PTO”); (c) a capital increase of Enel Chile to have a sufficient number of shares to be delivered to the shareholders of Enel Generación who decide to sell their shares in the Enel Generación PTO (the “Enel Chile Capital Increase”); and (d) an amendment to the bylaws of Enel Generación agreeing to eliminate limitations and restrictions established by Title XII of DL 3,500/1980 including, but not limited to, the shareholding concentration limit, which states that no shareholder shall hold more than 65% of the capital with voting rights of Enel Generación (the “Amendment to Enel Generación Bylaws”).

5. On August 30, 2017, the Board of Directors appointed Larraín Vial Servicios Profesionales Limitada (“Larraín Vial”) as independent evaluator of Enel Chile’s Reorganization to prepare a report describing the conditions of the Reorganization, an analysis of the effects and potential impact of the Reorganization on Enel Chile and other specific matters related to the Reorganization that Enel Chile’s board of Directors or Directors’ Committee may request be evaluated by such independent evaluator. During the same session, the Board of Directors appointed Mr. Oscar Molina (the “Independent Appraiser”) as Enel Chile’s independent appraiser to prepare a report regarding the value of the companies merging and the corresponding exchange ratios.

6. The Directors’ Committee, at an extraordinary session held on August 30, 2017, unanimously agreed to appoint Econsult Capital (“Econsult”) as an additional independent evaluator (along with Larraín Vial , the “Independent Evaluators”) and requested them to issue a report under the same terms as Larraín Vial.

7. Finally, on November 9, 2017, the Directors’ Committee issued a report according to Article 50 bis of the Corporations Law.

B.            DECLARATION OF INTEREST

(i) I declare I do not own shares of Enel Chile, Enel Generación Chile, Enel Green Power, or any subsidiary of those companies, either directly or indirectly; and

(ii) I declare having been elected at the Enel Chile Shareholders meeting held April 26, 2016, with the votes of the controlling shareholder and I, therefore, have an interest in the Reorganization described above.

C.            STATEMENT REGARDING THE INDEPENDENT EVALUATORS, INDEPENDENT APPRAISER AND DIRECTORS’ COMMITTEE REPORTS

The reports of the Independent Evaluators, the Independent Appraiser and the Directors’ Committee have the required impartiality and independence to fully perform the task requested.

In my opinion, the reports presented by the Independent Evaluators inform shareholders on the conditions of the Reorganization, its effects and its potential impact on Enel Chile. As requested by both the Board of Directors and the Directors’ Committee, the Independent Evaluators’ reports also refer to whether the Reorganization is in the best interest of Enel Chile and its shareholders. As requested, the Independent Appraiser’s report includes the valuation of the companies involved in the Merger, determines the exchange ratio of the Merger and includes a proforma balance sheet of the surviving entity after the Merger.

The following paragraphs include an extract of the conclusions and expected benefits of the Reorganization identified by the Directors’ Committee, the Independent Evaluators and the Independent Appraiser that I consider to be the most relevant to this statement.

(i) Independent Appraiser Report by Mr. Oscar Molina issued on November 3, 2017

Oscar Molina’s expert report determined a baseline scenario exchange ratio equal to 13.4 Enel Chile shares for each Enel Green Power share (within an exchange ratio range of 12.5 to 15.8 Enel Chile shares for each Enel Green Power share).

(ii) Independent Evaluator Report by Larraín Vial appointed by the Board of Directors and issued on November 3, 2017

Larraín Vial identified, among others, the following benefits of the Reorganization:

-          Merging Enel Green Power with Enel Chile would concentrate all generation and distribution investments in Chile in one company, eliminating all potential conflicts of interest in the development of the generation business.  If the structure were to remain as it is currently, the conflicts of interest could affect the minority shareholders of Enel Chile and Enel Generación.

-          If the Enel Generación PTO would cause Enel Chile to significantly increase its ownership share in Enel Generación, Enel Chile’s holding discount should decline.

-          Enel Chile’s market risk would decline and therefore have a positive impact on its value.

Based on the information received and reviewed, Larraín Vial obtained the following price ranges and exchange ratio ranges for the Reorganization:

-   Price of an Enel Generación share is between Ch$ 534 and Ch$ 586 per share.

-   Exchange ratio is between 6.38 and 7.01 Enel Chile shares for each Enel Generación share.

-   Exchange ratio is between 15.04 and 17.31 Enel Chile shares for each Enel Green Power share.

(iii) Independent Evaluator Report by Econsult Capital appointed by the Board of Directors and issued on November 3, 2017

Econsult Capital identified the following benefits of the Reorganization:

-   Consolidation of Enel Chile as the leading company in electricity generation and distribution industries in Chile.

-   Reduction of the Enel Chile’s holding discount.

-   Optimization of Enel Chile’s capital structure.

Based on the information received and reviewed, Econsult Capital obtained the following price ranges and exchange ratio ranges for the Reorganization

-   The price of an Enel Generación share is between Ch$ 537 and Ch$ 595 per share.

-   Exchange ratio is between 6.60 and 7.08 Enel Chile shares for each Enel Generación share.

-   Exchange ratio is between 14.23 and 17.05 Enel Chile shares for each Enel Green Power share.

(iv) Directors Committee Report issued on November 9, 2017

Enel Chile’s Directors Committee agrees with the independent evaluator regarding the Reorganization being carried out on arm’s length terms, provided that the exchange ratios for the Reorganization are within the following ranges:

-   Price of an Enel Generación share is between Ch$ 570 and Ch$ 595 per share.

-   Exchange ratio is between 7.0 and 7.5 Enel Chile shares for each Enel Generación share.

-   Exchange ratio is between 14.5 and 17.2 Enel Chile shares for each Enel Green Power share.

D. STATEMENT REGARDING THE REORGANIZATION BEING IN THE COMPANY’S BEST INTEREST

Based on the terms and conditions of the Reorganization and the content and conclusions presented in the reports prepared by Independent Evaluators, the Independent Appraiser and the Directors’ Committee, in my opinion, the Reorganization contributes to Enel Chile’s best interest.

The exchange ratios proposed are reasonably similar to those obtained as a result of the analyses performed by the Independent Evaluators and the Independent Appraiser.

Sincerely,

Pablo Cabrera Gaete

Board member

Enel Chile S.A.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD MEMBER.

Santiago, November 14, 2017

Directed to the
Shareholders of Enel Chile S.A.

Ref.:       Statement regarding the Corporate Reorganization of Enel Chile S.A.

Dear Sirs and Madams:

In accordance with the legal obligation established in article 147 N° 5 of the Corporations Law, and my position as board member of Enel Chile S.A.—from now on referred to as “Enel Chile” or the “Company”—I hereby pronounce my opinion regarding the contribution of the proposed corporate reorganization described below, which is also a related party transaction (from now on “Reorganization”), to the Company’s best interest.

Following the provisions of articles 44 and 147 of the Corporations Law, I hereby inform that I was elected as Company board member with the votes of the Company’s controlling shareholder, and I therefore have an interest in the Reorganization.

The Reorganization proposal submitted for shareholder approval is the result of an exhaustive and complete analysis carried out by the Company’s Board of Directors. As a board member I can fully testify for the commitment and diligence pursued to comply with legal norms that govern the Reorganization and also to contribute to the best interest of the Company.

I.                     General information.

As agreed by Enel Chile’s Board of Directors, the Reorganization will be treated as a related party transaction. In this context, during the session held on August 25, 2017, the Board of Enel Chile noted that board members Herman Chadwick Piñera, Giulio Fazio, Vincenzo Ranieri, Salvatore Bernabei, and Pablo Cabrera Gaete, had interest in the Reorganization since they were elected as board members with the votes of Enel Chile’s controlling shareholder. Based on this information, and having only one board member without an interest in the Reorganization, the transaction must comply with article 147 N° 5 of the Corporations Law.

The Reorganization is comprised of a series of successive and related actions that cannot be considered individually, separate from the rest. Therefore, each step or action of the Reorganization will be subject to having met certain conditions, namely, that each other step become effective. The Reorganization is comprised of the actions identified below:

(i)            A merger by incorporation of Enel Green Power Latin America S.A. (“Enel Green Power”) into Enel Chile, hereafter the “Merger”. Enel Green Power will dissolve and be absorbed by Enel Chile, which would acquire all of the assets, liabilities, and equity of Enel Green Power, and succeeding the firm in all its rights and responsibilities. As a result of the Merger, Enel Green Power will legally dissolve.

(ii)           During the same shareholders meeting that will discuss the approval of the Merger, Enel Chile shareholders will also review the approval of Enel Chile’s capital increase, hereafter the “Enel Chile Capital Increase”, which will allow Enel Chile to have sufficient shares to deliver to the shareholders of Enel Generación Chile S.A., hereafter “Enel Generación”, who sell their Enel Generación shares in the Enel Generación PTO (as defined below).

(iii)          A public tender offer (“Enel Generación PTO”) for the shares regulated by Title XXV of the Securities Market Law N° 18,045, to be launched by Enel Chile, offering to acquire up to 100% of shares issued by Enel Generación from its shareholders. The success of the Enel Generación PTO relies on whether several conditions are met, such as, the approval of the Amendment to Enel Generación Bylaws (as defined below) and that Enel Chile reaches an equity stake in Enel Generación greater than 75%. The Enel Generación PTO contemplates a price payable in cash to all shareholders who accept the offer and sell their shares. However, the terms and conditions of the Enel Generación PTO will require that all shareholders who choose to sell their shares must apply a portion of the cash to be received to subscribe and pay for newly issued shares of Enel Chile. To do so, Enel Chile will automatically deduct such portion of the Enel Generación PTO price as payment for the subscription of the newly issued Enel Chile shares. The remaining portion of the Enel Generación PTO price will be paid in cash to Enel Generación shareholders on the Enel Generación PTO payment date.

(iv)          An amendment to the Enel Generación’s bylaws, which contemplates having shareholders of said entity agree to the elimination of limitations and restrictions established in Title XII of the Decree Law 3,500, including but not limited to, the restriction on a single shareholder holding more than 65% of the capital with voting rights of Enel Generación (the “Amendment to Enel Generación Bylaws”).

Through Confidential Letter N° 27,562 dated October 13, 2017, the Superintendence of Securities and Insurance, hereafter “SVS”, responded favorably to Enel Chile’s inquiry, confirming that the Enel Generación PTO could condition the offer to applying a portion of the proceeds to be received by Enel Generación shareholders for their share to the subscription of newly issued Enel Chile shares. For this action to be implemented, Enel Chile’s Extraordinary Shareholders Meeting must have first agreed upon the Enel Chile Capital Increase and its corresponding share issuance.

In this same context, on October 24, 2017, the Superintendence of Pensions, hereafter known as “SP”, issued Letter N° 24,211, responding to the formal inquiry submitted by the Company. The response confirmed that Pension Funds could acquire newly issued Enel Chile shares within the terms of the Enel Generación PTO, which requires applying a portion of the proceeds to be received from the sale of their Enel Generación shares to the payment for the subscription of newly issued Enel Chile shares as long as the Enel Generación PTO  acceptance procedures safeguard the subscription and delivery of newly issued Enel Chile shares and is executed simultaneously with the transfer and payment of the shares sold through the Enel Generación PTO (delivery versus payment).

Enel Chile’s Board of Directors formally acknowledged and analyzed the SVS and SP responses, and in view of these, unanimously decided to further clarify the reorganization structure originally proposed according to the terms established in such Letters.

II.                   Independent Evaluator Reports.

(i)            Report issued by Larraín Vial Servicios Profesionales Limitada (“Larraín Vial”).

Larraín Vial was appointed by the Company’s Board of Directors as an independent evaluator, in accordance with article 147 of the Corporations Law. In their report, they describe the Reorganization’s characteristics and conditions, its effects, benefits, and potential impact on the Company’s shareholders, and determine whether the Reorganization is carried out on arm’s length terms and whether it contributes to the Company’s best interest. They include the valuations and exchange ratios, detailing a series of strategic, industrial, tactical, and financial arguments that support the Reorganization, which are all described and explained in the report.

Larraín Vial obtained the following price and exchange ratios applicable to the Reorganization:

•         The price of an Enel Generación share is between Ch$ 534 and Ch$ 586 per share.

•         Exchange ratio is between 6.38 and 7.01 Enel Chile shares for each Enel Generación share.

  Exchange ratio is between 15.04 and 17.31 Enel Chile shares for each Enel Green Power share

(ii)           Report issued by Econsult Capital, hereafter “Econsult”.

Econsult was appointed by the Directors’ Committee as an additional independent evaluator, in accordance with the powers conferred by article 147 of the Corporations Law. In their report, Econsult performed an analysis under the same terms as Larraín Vial, obtaining the following price and exchange ratio ranges applicable to the Reorganization:

•         Exchange ratio is between 14.23 and 17.05 Enel Chile shares for each Enel Green Power share.

•         Exchange ratio is between 6.60 and 7.08 Enel Chile shares for each Enel Generación share.

•         The price of an Enel Generación share is between Ch$ 537 and Ch$ 595 per share.

Likewise, in their report, Econsult stated that the main benefits of the Reorganization are (a) consolidation of Enel Chile as the leading electricity generation and distribution company in Chile; (b) optimization of Enel Chile’s capital structure; (c) reduction of the Enel Chile holding discount; and (d) increase in trading volume of Enel Chile shares.

III.                  Independent Appraiser Report.

The independent appraiser report required by articles 156 and 168 of the Corporations Law, was performed by Mr. Óscar Molina, hereafter known as the “Appraiser”, who was appointed by the Company’s Board. In his report, in addition to the valuation of the merging firms, the Appraiser suggested 13.4 as the baseline scenario exchange ratio of Enel Chile shares for each Enel Green Power share and determined an exchange ratio range of 12.5 and 15.8 shares of Enel Chile per share of Enel Green Power.

IV.                 Directors’ Committee Report.

Lastly, the Directors’ Committee Report dated November 9, 2017, states that the Reorganization would be on arm’s length terms provided the proposed price and exchange ratios are within the following ranges:

•         Price of an Enel Generación share is between Ch$ 570 and Ch$ 595 per share.

•         Exchange ratio is between 7.0 and 7.5 shares of Enel Chile per share of Enel Generación.

•         Exchange ratio is between 14.5 and 17.2 shares of Enel Chile per share of Enel Green Power.

V.                  Individual opinion.

In light of the aforementioned terms and conditions, conclusions presented in the reports issued by Larraín Vial, Econsult, the Appraiser and the Directors’ Committee, as well as the other information available, I believe the Reorganization would contribute to the best interest of the Company, given the exchange prices are reasonably similar to those determined by the independent evaluators and the Appraiser.

This is further supported by considering the following expected Reorganization benefits:

  Consolidation as the leading generation and distribution firm in Chile. The Reorganization will allow Enel Chile to consolidate its leadership in the energy market through its participation in the distribution business (through Enel Distribución Chile S.A.), conventional generation (through Enel Generación), and non-conventional generation (through Enel Green Power Chile Ltda.).
  Alignment of interests. The merger between Enel Chile and Enel Green Power aligns the interests of the controlling shareholders of both entities, which is Enel S.p.A., with Enel Chile’s interests and the interests of all of its shareholders, because it allows them all to participate in the renewable and conventional generation business. This alignment of interests will also benefit the minority shareholders of Enel Generación who choose to sell their shares in the Enel Generación PTO, since the Reorganization allows minority shareholders of Enel Generación to participate in a company that develops its business in distribution, conventional and renewable generation in a completely integrated and diversified way. This last point is especially relevant due to the increasing role renewable energy is playing in the world, and in particular, in Chile.
  Technological diversification and operational risk reduction. Currently, Enel Chile’s performance is strongly influenced by the country’s hydrology within a given period, which creates cash flow uncertainty. Conversely, Enel Green Power assets are characterized by greater operational predictability, which along with the long-term energy sales contracts that also imply low exposure to the energy spot market, provide lower levels of uncertainty to its cash flows. Therefore, the Reorganization, and particularly the Merger, would allow Enel Chile to reduce its market risk, which could affect the implicit discount rate the market applies to calculate the present value of its future cash flows, thus having a positive impact on the Company’s value.

Sincerely,

Giulio Fazio
Board member
Enel Chile S.A.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD MEMBER.

November 14, 2017

Directed to the
Shareholders of Enel Chile S.A.

Ref.:       Individual Statement Regarding the Corporate Reorganization of Enel Chile S.A.

Dear Sirs and Madams:

Pursuant to the legal obligation established by numerals 5 and 6 of article 147 of the Corporations Law N°18,046, which states that board members must pronounce on the contribution of the transaction to the best interest of the Company and its shareholders and provide conclusions of the evaluators’ and appraisers’ reports. Therefore, I hereby present my individual statement as a member of Enel Chile’s Board of Directors regarding the transaction described hereafter.

1. DESCRIPTION OF MY RELATIONSHIP WITH THE COMPANIES INVOLVED IN THE REORGANIZATION

1.1 I am currently a member of the Board of Directors of Enel Chile and was elected at the shareholders meeting held April 28, 2016, without the votes of the controlling shareholder, and with whom I have no relation. In this way, I have no interest in the Reorganization (transaction involving related parties) which is described further on.

1.2 I also declare that I do not own, either directly or indirectly, any share of Enel Chile, Enel Generación Chile S.A., or Enel Green Power Latin America S.A.

2. GENERAL CONSIDERATIONS

2.1 Enel Chile’s Board of Directors agreed to begin the actions and studies required to carry out the “Reorganization”, which involves (i)  a merger by incorporation of Enel Green Power Latin America S.A. with and into Enel Chile; (ii) a public tender offer of shares (“PTO”) by Enel Chile to acquire up to 100% of the shares issued by Enel Generación Chile S.A. owned by the minority shareholders of the latter; (iii) a capital increase so as to have sufficient shares to deliver to the shareholders of Enel Generación Chile S.A. that accept the PTO; (iv) an amendment to the bylaws of Enel Generación to eliminate the provisions of Title XII of Decree Law 3,500, including the 65% maximum concentration limit for a shareholder with voting rights. All the above was informed to the Superintendence of Securities and Insurance, the stock exchanges and the public in general through a significant event filing dated August 25, 2017.

2.2 In accordance with the abovementioned, the following actions are required for the Reorganization to be carried out and reach its goals:

(a) Merger. The merger by incorporation of Enel Green Power with and into Enel Chile implies that the former will dissolve, being absorbed by the latter. Enel Chile will acquire all the assets, liabilities and equity of Enel Green Power and succeed to its rights and responsibilities. The shareholders and equity of Enel Green Power will be incorporated into Enel Chile, fully dissolving Enel Green Power.

(b) Enel Generación PTO. The Reorganization contemplates that Enel Chile will launch a PTO for Enel Generación, offering to purchase up to 100% of all outstanding minority shares of Enel Generación. The Enel Generación PTO is a cash tender. However, as determined by the SVS in its Letter N°27,562 dated October 13, 2017, the procedure of the Enel Generación PTO contemplates that the shareholders who accept the offer must use a portion, determined by the terms of the PTO, of the payment they receive to purchase common shares of Enel Chile. To do so, Enel Chile will automatically deduct that portion of the PTO price as payment for the subscription of such common shares. The remaining portion of the PTO price will be paid in cash to Enel Generación shareholders on the Enel Generación PTO payment date. The implementation of the PTO and its success will depend on several conditions, such as, the approval of an amendment to the Bylaws of Enel Generación and that Enel Chile reaches an ownership share of Enel Generación that exceeds 75%.

(c)           Enel Chile Capital Increase. For Enel Chile to have a sufficient number of shares to be delivered to the shareholders of Enel Generación within the context of the Enel Generación PTO, the shareholders of Enel Chile must approve a capital increase of the Company.

(d)           Amendment to the Bylaws of Enel Generación. As a condition to the success of the PTO and therefore of the Reorganization, the shareholders of Enel Generación must approve an amendment to the Bylaws of Enel Generación to eliminate limitations and restrictions established by Title XII of D.L. 3,500, including, but not limited to, the restriction on a single shareholder holding more than 65% of the share capital with voting rights of Enel Generación.

The actions previously described are the means to execute the Reorganization and cannot be considered individually, separate from the rest. Therefore, each step or action of the Reorganization will be subject to having met certain conditions, namely, that each other step become effective. The success of the Reorganization requires that each and every one of these actions is carried out.

2.3. Regarding the Reorganization process, Enel SpA, the ultimate controlling shareholder of Enel Chile, Enel Generación Chile S.A and Enel Green Power Latin America S.A., sent a letter dated August 25, 2017, stating that the Reorganization would be supported by Enel SpA provided that at least the following conditions were met: (i) the Reorganization must be carried out on arm’s length terms, taking into consideration the renewable energy growth expectations for Chile; (ii) it must lead to an increase in Enel Chile’s earnings per share; (iii) Enel SpA’s ownership share of Enel Chile, when the process concludes, must be similar to its current ownership percentage, and it must at all times be Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in Enel Chile’s bylaws; and (iv) once the process concludes, Enel Generación must no longer be subject to Title XII of DL 3,500/1980, and the shareholder concentration limit restrictions and other restrictions must have been eliminated from its bylaws.

3. ACTIONS RELATED TO THE APPROVAL OF THE REORGANIZATION AS A RELATED PARTY TRANSACTION

3.1 The Company filed a significant event notice dated August 25, 2017 informing the SVS and the general public on the Reorganization. Such significant event included a description of the Reorganization that was being analyzed and noted that it had been approved unanimously by the members of the Board of Directors of the Company. It also stated that the transaction, as a whole, would be considered a related party transaction and disclosed all communications regarding the Reorganization between Enel Chile and Enel SpA, which had previously been submitted to the SVS as confidential information.

3.2 The Board of Directors, at a meeting held August 25, 2017, acknowledged that board members Mr. Herman Chadwick Piñera, Mr. Giulio Fazio, Mr. Vincenzo Ranieri, Mr. Salvatore Bernabei, Mr. Fernán Gazmuri Plaza and Mr. Pablo Cabrera Gaete had been elected with the votes of the controlling shareholder and therefore had a special interest in the Reorganization as defined by article 147 of the Corporations Law. Therefore, having only one board member without an interest in the Reorganization, the process proceeded according to article 147 No 5 of the Corporations Law.

3.3. On August 30, 2017, the Board of Directors appointed Larraín Vial Servicios Profesionales Limitada as independent evaluator for Enel Chile’s Reorganization to prepare a report including at least the following: i) a description of the terms and conditions of the Reorganization; ii) the effects and potential impact of the Reorganization on Enel Chile; and iii) other specific aspects regarding the Reorganization that the Board of Directors or the Directors’ Committee of Enel Chile may expressly require to be assessed by such independent evaluator.

During the same board meeting, the Board of Directors appointed Mr. Oscar Molina as the Company’s independent appraiser to prepare a report regarding the valuation of the companies merging and the corresponding exchange ratio based on the provisions of articles 156 and 168 of the Corporations Law.

3.4 Similarly, the Company’s Directors’ Committee at a session held on August 30, 2017, unanimously agreed to additionally appoint Econsult Capital (“Econsult”), as independent evaluator (along with Larraín Vial, the “Independent Evaluators”) and requested that they issue a report including at least the following content: i) a description of the terms and conditions of the Reorganization; ii) an analysis of the potential effects and impacts of the Reorganization on Enel Chile and; iii) other specific topics regarding the Reorganization that the Company’s Directors’ Committee may expressly request be evaluated by such Independent Appraiser.

3.5 With the purpose of giving the Reorganization an optimum structure and clarifying certain operational aspects that affect the decisions Enel Chile’s shareholders’ meeting should adopt regarding the PTO, on October 13, 2017, the Company submitted a confidential inquiry to the SVS.  The inquiry asked the SVS if it was permissible for the PTO to require that the minority shareholders of Enel Generación who accept the offer use a portion of the cash they receive as payment for their Enel Generación shares to subscribe for Enel Chile common stock.  For this to be possible, Enel Chile’s shareholders’ meeting must have previously approved a capital increase of the Company in order to issue the common stock required.

3.6 Through Confidential Letter N° 27,562 dated October 13, 2017, the SVS responded to Enel Chile favorably, stating that based on the securities market regulation and the Corporations Law, the proposed structure was permissible.

 3.7 Within this same context, on October 24, 2017, the Superintendence of Pensions (“SP”) issued Letter N°24,211 confirming that Chilean pension funds could acquire Enel Chile’s common stock within the terms of the Enel Generación PTO, which requires applying a portion of the proceeds received from the sale of their Enel Generación share to the subscription for Enel Chile common stock, as long as the PTO acceptance procedures ensure that the subscription and delivery of Enel Chile common stock is executed simultaneously with the transfer and payment of the shares sold in the PTO (delivery versus payment).

3.8 Enel Chile’s Board of Directors formally acknowledged and analyzed the SVS and SP responses, and in view of these, all members of the board, unanimously, decided to further clarify the Reorganization structure originally proposed according to the terms established in such Letters.

3.9 Finally, on November 9, 2017, the Directors’ Committee issued its report on the Reorganization pursuant to article 50 bis of the Corporations Law.

4. STATEMENT REGARDING THE REPORTS RECEIVED

I have taken the following documents into consideration to prepare my individual statement:

4.1 Appraiser Report by Oscar Molina dated November 3, 2017

The appraiser report included an estimate of the valuations of the companies involved in the Reorganization, the merger exchange ratio and a pro-forma balance statement of Enel Chile after the Merger.

It suggests a baseline scenario exchange ratio equal to 13.4 Enel Chile shares for each Enel Green Power share (within an exchange ratio range between 12.5 and 15.8 shares of Enel Chile per share of Enel Green Power).

I believe the expert’s valuation was thorough and applied the proper methodology.  It applied the company level discounted cash flow method, the multiples analysis and the market prices of comparable companies and comparable transactions. It is worth mentioning that the report was prepared in compliance with local regulation.

Notwithstanding the abovementioned, the valuation performed by the Appraiser of Enel Chile, as stated in the report, did not apply a holding discount, which does not represent the current or past reality of the Company. Therefore, this assumption is only applicable once the Reorganization has taken place and assuming such holding discount will completely disappear as a consequence of the Reorganization.

4.2 Report dated November 3, 2017 by Independent Evaluator Larraín Vial appointed by the Board of Directors

The analysis performed by Larraín Vial focused on (1) the Enel Chile’s strategic rationale of the Reorganization; (ii) the valuation of Enel Chile relative to Enel Green Power to determine the exchange ratio between the two companies, and (iii) a valuation of Enel Generación to determine the terms of the Enel Generación PTO and the implicit exchange ratio between Enel Chile shares and Enel Generación shares.

Larraín Vial obtained the following price and exchange ratio ranges by applying three methodologies (discounted cash flow, stock price multiples of comparable companies and comparable transaction multiples):

•         Price of Enel Generación share is between Ch$ 534 and Ch$ 586 per share.

•         Exchange ratio is between 6.38 and 7.01 Enel Chile shares for each Enel Generación share.

  Exchange ratio is between 15.04 and 17.31 Enel Chile shares for each Enel Green Power share

I believe the valuation presented by Larraín Vial was thorough and applied the proper methodology.  It applied the company level discounted cash flow method, the multiples analysis and the stock market prices of comparable companies and comparable transactions. It is worth mentioning that the report was prepared in compliance with local regulation.

4.3 Report dated November 3, 2017 by the additional Independent Evaluator Econsult Capital appointed by the Board of Directors

In its extraordinary session held on August 30, 2017, Enel Chile’s Directors’ Committee appointed Econsult Capital as the Independent Evaluator to prepare a report, in accordance with article 147 of the Corporations Law, with the purpose of reporting on the terms and conditions of the Reorganization, its effects and potential impact on Enel Chile. The methodologies used by Econsult include the company level discounted cash flow (DCF), market multiples analysis and stock market quotes of comparable companies in terms of business operations and countries, prices supplied by market analysts and multiples of previous transactions.

The analyses performed by Econsult obtained the following price and exchange ratio ranges applicable to the Reorganization:

•         Price of the PTO: between Ch$ 537 and Ch$ 595 per Enel Generación share.

•         PTO Exchange ratio:  between 6.60 and 7.08 Enel Chile shares for each Enel Generación share.

•         Merger Exchange ratio: between 14.23 and 17.05 Enel Chile shares for each Enel Green Power share.

I believe the valuation presented by Econsult was thorough and applied the proper methodology.  It applied the company level discounted cash flow method, the multiples analysis and the stock market prices of comparable companies and comparable transactions. It is worth mentioning that the report was prepared in compliance with local regulation.

4.4 Opinion regarding the reports by Independent Evaluators and Appraisers

Based on the statements of the Appraiser and the Independent Evaluators, I consider they have all performed their task with great professionalism, they comply with the independence requirements and have had access to the information reasonably necessary, as well as sufficient time to perform their task.

Officially, although referring to the same transaction, the nature of the task assigned to the Appraiser is different from the task assigned to the Independent Evaluators. The Appraiser prepared a report in accordance with the provisions of article 156 of the Corporations Law, which states that a valuation of the companies involved in the merger and the calculation of merger exchange ratio must be performed and a pro forma balance statement of the surviving company after the merger must be estimated. The Independent Evaluators, on the other hand, prepared reports in accordance with article 147 of the Corporations Law, which states that Independent Evaluators must inform shareholders on the terms and conditions of the Reorganization, its effects, and potential impact on Enel Chile. These tasks, assigned by both the Board of Directors and Directors’ Committee, additionally requested that the reports by the Independent Evaluators include whether the Reorganization is in the best interest of Enel Chile and its shareholders and whether it is being carried out on arm’s length terms, in other words, at prices, terms and conditions prevailing in the market at the time of the Reorganization’s approval.

4.5 Directors’ Committee Report dated November 9, 2017

In accordance with provisions of article 50 bis of the Corporations Law, I have had access to the Directors’ Committee to prepare my individual statement:

The Directors’ Committee of Enel Chile agrees with the Independent Evaluators and states that the transaction would be on arm’s length terms provided that the terms of the exchange proposed for the transaction are within the following ranges:

•         Price of the PTO: between Ch$ 570 and Ch$ 595 per share.

•         PTO Exchange ratio:  between 7.0 and 7.5 Enel Chile shares per Enel Generación share.

•         Merger Exchange ratio: between 14.5 and 17.2 Enel Chile shares per Enel Green Power share.

All reports referred to in this section and that have been taken into consideration to prepare this individual statement are available to shareholders and the general public.

5. THE CONTRIBUTION OF THE OPERATION TO THE BEST INTEREST OF ENEL CHILE

In light of the aforementioned terms and conditions of the Reorganization, the content and conclusions presented in the reports issued by the Independent Evaluators, and Appraiser referred to above, in my opinion, the benefits to be expected from the Reorganization are the following:

5.1 A highly competitive company. Enel Chile would emerge as a very well structured company prepared to create value in the future. The Company would become a generation company with significant renewable energy assets. Its generation capacity would include a strong hydroelectric base, clean energy, and excellent back up for less continuous and controllable sources, as well as significant non-conventional renewable capacity that has reached very competitive costs so as to achieve an important share of the Chilean electricity market. Enel Chile could benefit from the proven ability of Enel Green Power to develop non-conventional renewable projects that are competitive in the Chilean market and also take advantage of synergies within the framework of the wider Enel Group.

5.2 A company with great potential to develop new businesses. In addition to the renewable energy subject commented above, Enel Chile has an electricity distribution subsidiary that gives it a privileged position to participate in new businesses related to electricity supply, such as, producers- consumers, electro mobility, automation and intelligent metering, among others.

5.3. Alignment of interests. The fact that Enel Chile would own 100% of Enel Green Power and a large percent of Enel Generación and Enel Distribución, would better align the interests in these companies, even though, from a regulatory and technical perspective, it would be beneficial to manage them independently. This ownership structure allows managing different businesses in a healthy way and improves the fluidity and transparency of the decision making process.

5.4 Holding discount reduction. The fact that Enel Chile would be a holding company with a direct ownership share of nearly 100% of the three operating subsidiaries would allow it to be visibly involved in the operations of the three companies and also improve management’s focus and transparency. Enel Chile would be an operating company organized through three specialized subsidiaries. This should take the holding discount, which has historically affected the price of its shares, to decline significantly or even disappear. This is a very important benefit for the shareholders of Enel Chile.

5.5 A higher liquidity in Enel Chile’s shares. As the consequence of a greater market value of Enel Chile and a higher number of shareholders, as well as becoming an important operating vehicle for investing in the sector, is high probability that its liquidity will be increased, which would benefit shareholders

5.6 Diversified generation matrix and results stabilization, with reduced operational risk. By diluting the hydrology dependency with others technologies, the company will tend to a greater stability in its results and will diversify the risks.

5.7 A greater sustainability. The new Enel Chile will have a large component of clean energy and will be in line with the types of energy that will be supported in the long-term.

6. PRONOUNCEMENT ON THE PRICES AND EXCHANGE RATIOS PROPOSED BY THE BOARD OF DIRECTORS

The Board of Directors has unanimously proposed to conduct the Reorganization under the following conditions:

•         Price of the PTO: Ch$ 590 per share.

•         Merger Exchange ratio: 15.8 Enel Chile shares for each Enel Green Power share.

•         Percentage of Enel Generación PTO price to subscribe Enel Chile shares: 40%

•         Price of Enel Chile share for Enel Generación shareholders who accept PTO: Ch$ 82 per share

Considerations:

1. The Ch$590 PTO price per Enel Generación share represents a 15% premium above the price per share prior to the PTO announcement.

2. The exchange ratio of the Merger, given the value of Enel Chile, implies an Enel Green Power price of Ch$ 1,295.6 per share which is 3% above the average range of overlapping series provided by the Independent Evaluators of Enel Chile and Enel Generación. In other words, 0.7% above the average of the Independent Evaluators’ calculated average ranges.

3. The Ch$82 price of Enel Chile share is the upper limit of the range in which the Independent Evaluators (who calculated the price in Chilean pesos of Enel Chile’s share) coincide.

In my opinion, these values:

1. Are within the ranges determined by Independent Evaluators.

2. Altogether adequately protect the interests of Enel Chile’s shareholders.

3. Offer a reasonable premium as incentive to Enel Generación shareholders to accept the PTO.

4. Adequately comply with Enel SpA’s conditions to support the Merger proposed by Enel Chile.

5. Are proportionate and fair to the shareholders of each company involved.

7. CONCLUSIONS

1. The Reorganization creates significant value to Enel Chile.

2. The Reorganization is an attractive opportunity for the shareholders of Enel Generación to sell their shares at an attractive price and become shareholders of Enel Chile, a company with positive value creation projections.

Considering the abovementioned, in my opinion, the Reorganization is in the best interest of Enel Chile and its shareholders.

__________________________

Juan Gerardo Jofré Miranda

ID: 5,672,444-3

Board Member

Enel Chile S.A.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD MEMBER.

Santiago, November 14, 2017

Directed to the

Shareholders of Enel Chile S.A.

Ref: Statement Regarding the Corporate Reorganization of Enel Chile S.A.

Dear Sirs and Madams:

As a Board member of the publicly-traded firm Enel Chile S.A. (“Enel Chile”, the “Company” or the “Corporation”, used interchangeably) and in accordance with the provisions set forth in Title XVI of the Corporations Law 18,046 (“LSA”, in its Spanish acronym), I hereby fulfill the requirement to report on the corporate Reorganization of Enel Chile, in the terms detailed hereafter.

As a member of Enel Chile’s Directors’ Committee, I elaborated and subscribed to—along with all other members of the Committee—the report dated November 9, 2017, regarding the proposed Reorganization. Such Committee report, made available to all shareholders and to the public through the Company’s website, addresses essentially the same issues as this statement and thereby will be substantially similar both in structure and content.

I.    Affidavit regarding Enel Chile S.A. Board member status and ties to the controlling shareholder

A.    I declare that I have been an Enel Chile S.A. Board member since April 28, 2016, when the Company’s annual Ordinary Shareholders Meeting took place, which fully replaced Board members for a term of three years, elected through the votes of the Company’s controlling shareholders, Enel Iberoamérica S.R.L. and Enel Latinoamérica S.A. Likewise, I wish to declare that these votes were decisive in electing me as a Board member.

B.    I declare that during the Enel Chile Board of Directors meeting that took place on April 28, 2016, I was appointed to the Company’s Directors’ Committee.

C.    I declare that I am not either a direct or indirect shareholder of Enel Chile S.A., Enel Generación Chile S.A., or Enel Green Power Latin America S.A.

II.   General information

A.    Reorganization transaction description

The Enel Chile reorganization transaction that is the subject of this letter (the “Transaction” or “Reorganization”) consists of executing a merger through incorporation of Enel Green Power Latin America S.A. (“Enel Green Power”) by Enel Chile, and a public tender offer (“PTO”) by Enel Chile to acquire up to 100% of shares issued by Enel Generación Chile S.A. (“Enel Generación”) from its minority shareholders. The PTO requires that those Enel Generación minority shareholders who choose to accept the offer agree to use a portion of the cash received in payment by Enel Chile for the acquisition of Enel Generación shares to subscribe and pay for Enel Chile common shares. In this way, Enel Generación minority shareholders who accept the conditions of the PTO will become Enel Chile shareholders once the PTO is declared successful.

The PTO will be declared successful if the following conditions are met:

a)     Enel Generación Chile S.A.’s Extraordinary Shareholders’ Meeting must approve an amendment of its bylaws to remove the requirements established under Title XII of Decree Law 3,500/1980, as a means to lift the upper limit of shareholding concentration of 65% of issued capital, as well as other shareholding ownership restrictions;

b)    Enel Chile’s Extraordinary Shareholders’ Meeting must approve a capital increase allowing sufficient shares to be issued in order in connection with the subscription by all Enel Generación Chile S.A. shareholders who sell their shares in the PTO.

c)     As a result of the PTO, Enel Chile must hold an equity stake in Enel Generación Chile S.A. exceeding 75%.

According to Chilean law, a corporate merger must follow special approval procedures, including: approval of the transaction through the Company’s Extraordinary Shareholders’ Meeting, and the Company’s Board of Directors’ appointment of independent appraisers to deliver a report containing valuations of the merging companies and their corresponding exchange ratios. Additionally, Enel Chile’s Reorganization as a whole must adhere to the requirements set forth in Title XVI of the LSA which governs related party transactions. This last point, as was illustrated via special consideration by Santiago’s Court of Appeals through its Sentence dictated on Case N°8,069-2015, which ruled that a merger held between related parties constitutes a related party transaction, must comply with the provisions set forth in Title XVI of the LSA over the precepts contained in articles 99, 57 N° 2 and 67 of the same law, as well as the points from articles 155 to 159 of the Corporations Law, approved through decree N° 702, of 2012, by the Ministry of Finance, which refer to merger processes.

For the purposes of applying the appropriate regulation to related party transactions, the Board of Directors has reviewed the complete structure of the Transaction, and each individual step—from the Company’s perspective—also constitute related party transactions.

B.    Reorganization objectives

Transaction objectives and benefits include:

d)    Simplify Enel Chile’s and its subsidiaries’ corporate structure, potentially reducing Enel Chile’s holding’s discount rate

e)     Align the interests of controlling shareholders with those of minority ones among the entities which comprise the Enel group in Chile (Enel Chile, Enel Generación, and Enel Green Power)

f)     Create the leading investment vehicle in Chile, with a diversified energy mix including traditional generation technologies, as well as non-conventional renewables generation

g)    An improvement of Enel Chile’s capital structure, in line with comparable companies while taking advantage of a favorable interest rate environment

h)     The transaction should be neutral from a tax standpoint and should not interfere in any way with Resolution 667 on integration of the electric generation, transmission, and distribution segments

C.    Process development

By means of a significant event notice dated August 25, 2017, Enel Chile’s Board of Directors, through its Chairman Herman Chadwick Piñera, notified the Superintendence of Securities and Insurance (“SVS”) and the market, that said corporate body had unanimously resolved to begin analyzing and developing the Transaction, describing the main terms of the Transaction, including all related party transactions involved, and indicating that it would be submitted for approval via all procedures and requirements contained in Title XVI of the LSA, applicable to a transaction between related parties. Additionally, this significant event notice made all prior communications and exchanges regarding the discussions held between Enel Chile and Enel SpA in order to execute the Reorganization available to the public. All these communications were, at the time, submitted through confidential events to the SVS.

During its August 25, 2017 meeting, Enel Chile’s Board of Directors noted that Board members Herman Chadwick Piñera, Giulio Fazio, Vincenzo Ranieri, Salvatore Bernabei, Fernán Gazmuri Plaza, and Pablo Cabrera Gaete had been elected with the votes cast by the Company’s controlling shareholder and therefore held an interest in the Transaction; as defined in articles 44 and 147 of the LSA. Consequently, the Transaction as a related party transaction must be approved by at least two thirds of the issued capital with voting rights at a Shareholders’ Meeting and the Board of Directors was required to appoint an independent evaluator to issue a report describing the terms and conditions of the Transaction, its effects, and potential impacts on Enel Chile.

On August 30, 2017, the Board of Directors appointed Larraín Vial Servicios Profesionales Limitada as Enel Chile’s independent evaluator for the Reorganization, mandating the preparation of a report following all indicated terms. The Board of Directors additionally requested that the independent evaluator calculate the valuations at which the Transaction would be considered in the best interest of the Company and whether those values would be equivalent to those prevailing in the market at the time of the Transaction’s approval

Similarly, the Company’s Directors’ Committee, during an extraordinary meeting held on August 30, 2017, unanimously agreed to appoint Econsult Capital (“Econsult”) as the additional Independent Evaluator to prepare a report with at least the following contents: i) a description of the Transaction’s conditions; ii) an analysis on the effects and potential impacts of the Transaction on Enel Chile, including: a) valuation ranges in which the Transaction contributes to the Company’s best interest, b) if the terms and conditions of the Transaction are consistent with those prevailing in the market at the time of its approval, and; iii) evaluation of other specific points regarding the Transaction, which the Directors’ Committee may expressly request from the additional Independent Evaluator.

On that same day, the Board of Directors also appointed Mr. Óscar Molina as the Company’s independent appraiser, to issue a report concerning the valuations of the merging firms and the merger exchange ratio, as required by the provisions set forth in articles 156 and 168 of the Corporations Law.

On October 13, 2017, seeking an optimum structure for the Transaction, the Company submitted a confidential inquiry to the Superintendence of Securities and Insurance intending to clarify certain operational factors related to PTO execution, which determine certain resolutions to be adopted during Enel Chile’s shareholders meeting. This inquiry sought to confirm the feasibility in the PTO of having Enel Generación minority shareholders who accept the offer use part of the cash received from selling Enel Generación shares to subscribe for Enel Chile common stock. Of course, Enel Chile must previously agree on a capital increase and its corresponding share issue in a Shareholders’ Meeting to complete the aforementioned process.

Through Confidential Letter N° 27,562 dated October 13, 2017, the SVS notified Enel Chile, that, in light of the securities market norms and legislation that govern corporations, the proposed structure was feasible.

Enel Chile’s Board of Directors formally acknowledged and analyzed the SVS’s statement released on October 26, 2017, and based on this material resolved unanimously to clarify the Reorganization structure proposed and disclosed through the significant event notice dated August 25, 2017, stating that the Transaction would be a cash PTO and that Enel Chile’s capital increase would also be only in cash and not in kind. The PTO originally considered that Enel Generación shares could be exchanged for Enel Chile shares. This change to the Transaction’s structure was notified to the SVS and the public through a significant event notice dated October 26, 2017.

III.  Information analyzed by the signatory and Directors’ Committee

In order to issue this statement, I have read and taken into account the following documents:

1.     Appraiser Report issued on November 3, 2017, by Appraiser Mr. Óscar Molina.

2.     Independent Evaluator Report dated November 3, 2017, issued by Larraín Vial Servicios Profesionales Limitada (“Larraín Vial”).

3.     Independent Evaluator Report issued on November 3, 2017, by Econsult Capital (“Econsult”).

In my opinion, both the Appraiser Mr. Óscar Molina and Independent Evaluators Larraín Vial and Econsult have performed with the appropriate level of independence, information, and time to fulfill their mandates. Their reports are available for all shareholders and the public in general.

III.1 Appraiser Report by Mr. Óscar Molina:

The Appraiser Report consisted of a report on the valuations of the companies involved in the Merger, the corresponding share exchange ratio, and a pro-forma balance sheet of the surviving entity, including assets, liabilities, and equity accounts of the companies.

The methodologies applied to perform the valuations and respective share exchange ratios are:

a.     Absolute model: Firm-level discounted cash flow (“DCF”), providing valuations for the merging entities as a sum-of-the-parts of each subsidiary and associated holdings.

b.    Relative models: (i) Market multiples and comparable company market prices based on business line, and (ii) precedent comparable transactions.

The Appraiser Report sets an exchange ratio of 13.4 Enel Chile shares per Enel Green Power share. Additionally, the Appraiser established an exchange ratio sensitivity analysis based on critical variables and obtained a range between 12.5 and 15.8 Enel Chile shares per Enel Green Power share.

To complement the exchange ratio estimate, the Appraiser Report includes the pro-forma financial statements for the continuing company once the Transaction has been consummated, including the adjustments and merged accounts which represent the continuing entity.

III.2 Report delivered by the additional Independent Evaluator selected by the Directors’ Committee: Econsult Capital

The report completes the following tasks, among others: analysis of the effects and potential impact the Transaction may have on Enel Chile, including (i) valuation ranges in which the Transaction contributes to Enel Chile’s best interest, and (ii) determining whether the proposed economic terms proposed by the Transaction meet market conditions prevailing at the time of the Transaction’s approval. The report also includes (i) an estimate of the merger exchange ratio and valuations for Enel Chile, Enel Generación, and Enel Green Power, (ii) an analysis of the economic terms of the Transaction, and (iii) an analysis of the Transaction’s strategic rationale and its potential impact on Enel Chile’s value.

The methodology used to determine if the Transaction’s terms meet the market prices, terms, and conditions included:

a.     Firm-level discount cash flows (“DCF”). Forecasts for the period 2017 – 2045 provided by the Company were used for each company involved in the Transaction

b.    Analysis of multiples and market prices of comparable firms, in terms of business segment, in Chile. In addition to this, comparable company transaction multiples were considered. This information was obtained independently by the evaluator.

c.     In order to calculate net financial debt and other financial liabilities, information as of September 2017 was provided by the Company

Based on the aforementioned valuation test, and taking into account different valuation methodologies—DCF as well as multiples—the resulting exchange ratio is between 14.2 and 17.1 shares of Enel Chile per Enel Green Power share.

With regards to Enel Generación shares, the report determines a valuation range of Ch$537 to Ch$595 per share. Finally, the report includes a valuation range for Enel Chile shares from Ch$79 to Ch$86 per share. Therefore, considering different holding discount scenarios, the exchange ratio should be between 6.60 and 7.08 Enel Chile shares per Enel Generación share.

Regarding the percentage in cash to be paid for Enel Generación shares in the PTO, the report states that as a means to minimize dilution and maximize earnings per share for Enel Chile, the percentage should be between 60% and 65% of the PTO price per share.

In Econsult’s opinion, the Transaction contributes to Enel Chile’s best interest as it allows Enel Chile to become the leading firm in both the generation and distribution sectors in Chile, and aligns incentives to those of the controlling group. Furthermore, it sees an improvement in the competitive position of the Company through the incorporation of 1,195 MW of renewable generation assets. Finally, it also identifies positive financial aspects, such as financing structure optimization, holding discount reduction, and greater liquidity for Enel Chile shares.

The report concludes that the Transaction meets market conditions and contributes to Enel Chile’s and its shareholders’ best interest if carried out within the valuation ranges they obtained through their analyses.

III.3 Report provided by the Independent Evaluator appointed by the Board of Directors: Larraín Vial Servicios Profesionales Limitada:

Independent evaluator Larraín Vial’s analysis focuses on establishing the valuation ranges for all companies involved in the Transaction, based on commonly used methodologies for this type of transaction as well as analyzing the potential effects and impacts this Transaction may have on Enel Chile and its best interest.

In accordance with the information provided by the Company, uniformly delivered to all appraisers, Larraín Vial defined the Transaction parameters that lead the Transaction to be in the best interest of Enel Chile and that meet market prices, terms, and conditions, and Enel SpA requirements:

•         Enel Generación share price range in the PTO: Ch$534 to Ch$586 per share

•         Enel Chile share price range within the Enel Green Power merger context: Ch$80.2 and Ch$86.6 per share

•         PTO Exchange ratio: 6.38 to 7.01 Enel Chile shares per Enel Generación share

•         PTO cash payment percentage between 57.0% and 62.6%

•         Enel Green Power value between US$1,633 million and US$1,880 million.

•         Merger Exchange ratio: 15.04 to 17.31 Enel Chile shares per Enel Green Power share

With regards to the benefits of the Transaction for Enel Chile, Larraín Vial identifies several strategic, commercial, and financial reasons, highlighting: (i) the increasingly relevant role of renewable energies in the global context, (ii) the complementary nature of traditional and non-conventional technologies, and (iii) the alignment of interests into a single investment vehicle.

IV. Pronouncement

Article 147 of the LSA states that the criteria to approve a related party transaction is that it be in the best interest of the company and be carried out on arm’s length terms at the time of its approval. I address these two aspects below.

A.    Best interest of the Company

In my opinion, Enel Chile’s Reorganization will render positive results from a strategic, commercial, and operational view, as long as the appropriate prices, terms, and conditions are applied—aspects that will be addressed in the following section. The reasons that the proposed Transaction contributes to the best interest of the Company are the following:

1.     The merger of the leading companies in traditional and renewable energy generation will create the overall market leader. Its size, diversified generation mix, and broad expertise in the sector will provide many commercial benefits, such as obtaining supply contracts and increasing negotiation power with suppliers, among other aspects.

2.     Incorporating Enel Green Power as a Non-Conventional Renewable Energy (“NCRE”) generating vehicle is the gateway to tapping potentially attractive industry growth, through the largest NCRE generation company in Chile. Enel Green Power has an advanced greenfield project portfolio which will act as a platform for Enel Chile to continue building upon this segment and keep its leading position in the overall generation industry.

3.     Likewise, joining the three leading companies in their respective segments into a single investment vehicle will allow the combined company to tackle the new challenges presented by the country’s electricity sector in an integrated manner, including: energy efficiency, energy storing, intra-daily and intra-annual control, operating a network with greater technological diversity, electric mobility in urban transport, among others.

4.     The combination of businesses under Enel Chile as the main investment vehicle listed in the market will provide greater visibility to the group from an investor’s point of view. The market capitalization of new Enel Chile would be approximately US$ 8.5 billion, and would include Enel Green Power’s equity value, which is currently not listed. This move would also increase the number of shares held by non-controlling shareholders, which are usually the shares traded in the market (“free float”). Both the increase in market capitalization and free float entail significant benefits. The most relevant benefit is probably the increased liquidity of the stock. A greater weight on market indexes is also an expected benefit.

5.     From a financial perspective, the Transaction potentially reduces Enel Chile’s holding discount to the extent it acquires a relevant equity stake in Enel Generación. The holding discount is normally calculated by the difference between the holding company market value and the sum of its ownership share of the assets that comprise it, called Net Asset Value (“NAV”). Several main reasons that explain this discount would be potentially reduced, including: agency issues between the controlling and minority shareholders, corporate costs related to the decision making process, holding expenses related to duplicative administrative expenses, among others.

6.     As a part of the proposed transaction, Enel Chile will issue new debt to raise sufficient funds to launch the PTO for Enel Generación. The increase in leverage will optimize its capital structure aligning it with those of comparable companies. Additionally, the current low interest rate environment enhances the present value of debt financing, while maintaining Enel Chile’s investment grade credit rating.

7.     Increasing Earnings per Share (EPS) is among the minimum conditions identified by Enel SpA to carry out the proposed Transaction.

B.    Market prices, terms, and conditions

Throughout the previous section I explained the reasons that support my opinion that the Reorganization has positive strategic, commercial, and operational effects on Enel Chile, thus contributing to the Company’s best interest. Also, the market prices, terms, and conditions criterion set forth in Title XVI of the LSA seem to be sufficient in justifying shareholder benefits with moving forward with the Reorganization.

For this particular point it seems wise to weigh the opinions of independent evaluators, which in my opinion is fully met by Econsult and Larraín Vial. Additionally—and as publicly-disclosed—within the Reorganization’s framework, Enel Generación’s Board of Directors engaged financial advisors Banchile Inversiones and Asset Chile as independent evaluators, that in turn, had to provide input on the Transaction’s contributions to the best interest of Enel Chile’s shareholders and its place given current market prices, terms, and conditions. Although the first aspect (best interest) deems itself irrelevant for the purpose of this specific pronouncement, the second item (Transaction’s prices in line with market price, terms, and conditions) may be considered in this analysis, since it refers to a unitary and unique Transaction.

The following table is a side-by-side comparison of the transaction’s parameters pertaining to current market conditions provided by all independent evaluators through their respective valuation and analysis methods.

Parameter	Larraín Vial		Econsult		Oscar Molina		Banchile Inv.		Asset Chile
	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
Enel Chile Share Price (Ch$)	80	87	79	86	82	91	77	82	-	-
Enel Generación Share Price (Ch$)	534	586	537	595	-	-	541	579	570	590
Enel Green Power Chile Equity Value (US$M )	1,633	1,880	1,584	1,796	1,480	1,680	1,586	1,705	1,578	1,735
Enel Generación / Enel Chile Exchange Ratio (x)	6.4x	7.0x	6.6x	7.1x	-	-	6.6x	7.5x	7.2x	8.5x
Enel Green Power / Enel Chile Exchange Ratio (x)	15.0x	17.3x	14.2x	17.1x	12.5x	15.8x	14.9x	17.2x	15.1x	19.0x
PTO percent in Cash (%)	57.0%	62.6%	60.0%	65.0%	-	-	60.0%	65.0%	63.0%	65.0%

                          Table 1: Independent Evaluators’ market parameter ranges

It is worth noting that, overall, the evaluators of both companies delivered similar reports and valuations within similar and narrow ranges. Therefore, I believe that provided the valuations, exchange ratios, and final payment percentages are within the suggested ranges, the proposed Transaction can be considered to be carried out on arm’s length terms.

V.  Conclusions

On account of the information presented, and provided the final parameters set in this Transaction adhere reasonably to the ranges suggested by the Committee, I conclude the following:

1.     In my opinion, from a strategic, commercial, and operational standpoint, the Reorganization would provide positive results for Enel Chile. Besides becoming the market leader in the Chilean electricity industry, the combination of complementary businesses diversifies the individual risks of each segment, providing the Company with a stronger foothold to face future challenges and underpin growth.

2.     From a corporate and financial perspective, the transaction optimizes the Company’s capital structure, simplifies its corporate structure and reduces the number and relevance of related party transactions.

3.     The proposed Transaction is beneficial for Enel Chile shareholders as it aligns the interests of its controller with those of its minority shareholders, enhances net income per share, potentially reduces the discount applied to the holding company, and raises share liquidity.

4.     Concerning Transaction structure, given that different process systems and procedures have converged into granting approvals on the matter, Transaction execution risk and uncertainty is mitigated.

Taking into account the aforementioned points, it is my opinion that the corporate Reorganization proposal does in fact contribute to the Company’s best interest.

Kind regards,

_________________________

Fernán Gazmuri Plaza

ID: 4,461,192-9

Board member